          UNITED STATES OF AMERICA
                     Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

NATIONAL FUEL GAS COMPANY
NATIONAL FUEL GAS DISTRIBUTION CORPORATION
NATIONAL FUEL GAS SUPPLY CORPORATION
HORIZON ENERGY DEVELOPMENT, INC.
     AND ITS SUBSIDIARIES
HIGHLAND FOREST RESOURCES, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
SENECA RESOURCES CORPORATION
     AND ITS SUBSIDIARIES
UPSTATE ENERGY INC.
NIAGARA INDEPENDENCE MARKETING COMPANY
NATIONAL FUEL RESOURCES, INC.
HORIZON POWER, INC.

File No. 70-10074
(Public Utility Holding Company Act of 1935)	FOURTH CERTIFICATE PURSUANT TO RULE 24

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”) and its subsidiaries, National Fuel Gas Distribution Corporation (“Distribution Corporation”), National Fuel Gas Supply Corporation (“Supply Corporation”), Horizon Energy Development, Inc. (“Horizon Energy”) and its subsidiaries, Highland Forest Resources, Inc. (“Highland”), Leidy Hub, Inc. (“Leidy”), Data-Track Account Services, Inc. (“Data-Track”), Seneca Independence Pipeline Company (“SIP”), Seneca Resources Corporation (“Seneca”) and its subsidiaries, Upstate Energy Inc. (“Upstate”), Niagara Independence Marketing Company (“NIM”), National Fuel Resources, Inc. (“NFR”) and Horizon Power, Inc. (“Power”) (collectively, the “Subsidiaries”), in their Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-10074, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration and the Order of the Securities and Exchange Commission (“Commission”) (HCAR No. 35-27600, dated November 12, 2002) with respect thereto.

1.     EXTERNAL FINANCING BY NATIONAL

a. Common Stock

        During the quarter ended December 31, 2003 (the “Quarter”), National issued the following shares of common stock through the following plans:

Name Of Plan	Number of Newly Issued Shares	Number of Shares Purchased in Open Market
Direct Stock Purchase and
Dividend Reinvestment Plan

Tax Deferred Savings
Plans (401(k))

Employee Stock Ownership Plan

1997 Award & Option Plan

1993 Award & Option Plan

1984 Stock Plan

1983 Incentive Stock Option Plan

Retainer Policy for
Outside Directors

Total	116,435 76,710 -0- 5,400 20,676 -0- -0- 2,400 221,621	-0- -0- 10,853 -0- -0- -0- -0- -0- 10,853

Aggregate gross consideration received upon issuance of shares: $5,046,908.

        Other than as set forth above, National did not issue or sell any common stock during the Quarter. National did not issue any common stock as consideration in connection with any acquisition during the Quarter.

         During the Quarter, the Compensation Committee of the Board of Directors of National did not award any stock appreciation rights, stock options, restricted stock, performance units, performance shares or other common stock-based awards.

b. Preferred Securities

National has no preferred securities outstanding.

c. Long-term Debt

National did not issue or redeem any long-term debt during the Quarter.

d. Stock Purchase Contracts and Stock Purchase Units

National did not issue any stock purchase contracts or stock purchase units during the Quarter.

e. Short-term Debt

(1) Short-term Notes

                       National issued short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the Quarter. The maximum amount of such notes outstanding at any time during the Quarter was $83,200,000.

(2) Commercial Paper

                       National sold commercial paper during the Quarter through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The maximum amount of commercial paper outstanding at any time during the Quarter was $96,800,000.

(3) Total Short-term Debt

                       The maximum aggregate amount of short-term debt securities of National outstanding at any time during the Quarter was $149,500,000.

2.      FINANCING SUBSIDIARIES AND SPECIAL PURPOSE SUBSIDIARIES

        National did not organize any new Financing Subsidiaries or Special Purpose Subsidiaries during the Quarter.

National’s Financing Subsidiaries and Special Purpose Subsidiaries are as follows:

Seneca Player Corp.	3062782 Nova Scotia Co.	3062783 Nova Scotia Co.
Balance sheet account
where investment and
cost booked

Form of organization

Percentage owned by
National or a
Nonutility Subsidiary

Identification of other
owners if not 100% owned

Purpose of investment
in subsidiary

Securities authorized
to be issued

fully consolidated into National corporation 100% N/A increase tax efficiencies 1,000 shares of common stock	fully consolidated into National unlimited liability company 100% N/A increase tax efficiencies 1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine	fully consolidated into National unlimited liability company 100% N/A increase tax efficiencies 1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine

Information regarding National’s investments in these subsidiaries is filed confidentially pursuant to Rule 104(b).

3.      FINANCING BY SUBSIDIARIES

        Distribution Corporation issued short-term debt securities through the system money pool (“Money Pool”) as set forth below under Section 4. The Nonutility Subsidiaries did not engage in financing transactions other than exempt transactions.

4.      MONEY POOL

        During the Quarter, National coordinated the borrowing requirements of certain Subsidiaries through the money pool. For each participant in the Money Pool, the following table lists the maximum amount of borrowings through, and the maximum amount of investments made in, the Money Pool during the Quarter:

	Maximum Borrowings Through Money Pool ($)	Maximum Investments in Money Pool ($)
National	n/a	45,200,000
Distribution Corporation	121,500,000	0
Supply Corporation	0	38,500,000
Horizon Energy	n/a	700,000
Highland	20,700,000	0
Leidy	0	800,000
Data-Track	0	500,000
SIP	14,400,000	0
Seneca	0	25,000,000
Upstate	48,300,000	0
NIM	0	0
NFR	0	37,000,000
Power	n/a	0

        The interest rates applied to Money Pool borrowings and investments during the Quarter are set forth in Exhibit 1 hereto, which is incorporated herein by reference.

5.      GUARANTEES

        During the Quarter, National issued one guarantee on behalf of Distribution Corporation in the amount of $27,000,000, one guaranty on behalf of Seneca Energy II, LLC in the amount of $1,312,500, and four guarantees on behalf of NFR, in the following amounts: $2,000,000, $8,000,000, $50,000,000 and $4,000,000.

        The maximum amount of guarantees and credit support that National had outstanding on behalf of its Subsidiaries at any time during the Quarter was $613,135,754. The guarantees and credit support relate primarily to: (i) obligations under derivative financial instruments, which are included on the consolidated balance sheet in accordance with Statement of Financial Accounting Standards No. 133; (ii) NFR obligations to purchase gas or to purchase gas transportation/storage services where the amounts due on those obligations each month are included on National’s consolidated balance sheet as a current liability; and (iii) other obligations which are reflected on National’s consolidated balance sheet. National believes that the likelihood it would be required to make payments under the guarantees is remote.

6.      HEDGING TRANSACTIONS

        During the Quarter, National did not enter into any Interest Rate Hedges or Anticipatory Hedges.

7.      CHANGES IN CAPITAL STRUCTURE OF MAJORITY-OWNED NONUTILITY SUBSIDIARIES

None.

8.      NONUTILITY SUBSIDIARY REORGANIZATIONS

None.

9.      OTHER ITEMS

        National filed a Form U-6B-2 on October 9, 2003 and on November 26, 2003.

        National’s consolidated balance sheet as of December 31, 2003 is included in National’s Form 10-Q for the quarter ended December 31, 2003 and is incorporated herein by reference.

        Distribution Corporation’s balance sheet as of December 31, 2003 is set forth in Exhibit 2 hereto, which is incorporated herein by reference and filed confidentially pursuant to Rule 104(b).

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this First Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By: /s/ P. C. Ackerman
      P. C. Ackerman
      Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By: /s/ D. F. Smith
      D. F. Smith
      President

NATIONAL FUEL GAS SUPPLY CORPORATION

By: /s/ D. J. Seeley
      D. J. Seeley
      President

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ P. C. Ackerman
      P. C. Ackerman
      President

HIGHLAND FOREST RESOURCES, INC.

By: /s/ J. A. Beck
      J. A. Beck
      President

LEIDY HUB, INC.

By: /s/ W. E. DeForest
      W. E. DeForest
      President

DATA-TRACK ACCOUNT SERVICES, INC.

By: /s/ P. C. Ackerman
      P. C. Ackerman
      President

SENECA INDEPENDENCE PIPELINE COMPANY

By: /s/ W. E. DeForest
      W. E. DeForest
      President, Secretary & Treasurer

SENECA RESOURCES CORPORATION

By: /s/ J. A. Beck
      J. A. Beck
      President

UPSTATE ENERGY INC.

By: /s/ B. H. Hale
      B. H. Hale
      President

NIAGARA INDEPENDENCE MARKETING COMPANY

By: /s/ T. L. Atkins
      T. L. Atkins
      Treasurer

NATIONAL FUEL RESOURCES, INC.

By: /s/ D. L. DeCarolis
      D. L. DeCarolis
      Vice President and Secretary

HORIZON POWER, INC.

By: /s/ B. H. Hale
      B. H. Hale
President

Dated: March 1, 2004

EXHIBIT 1
Money Pool Interest Rates

        The interest rate applied to Money Pool borrowings is the same for all participants that borrow through the Money Pool. The interest rate applied to Money Pool investments is the same for all participants that invest in the Money Pool.

Date	Interest Rate Applied to Borrowings	Interest Rate Applied to Investments
10/01/2003	1.18%	1.18%
10/02/2003	1.18%	1.18%
10/03/2003	1.16%	1.16%
10/04/2003	1.16%	1.16%
10/05/2003	1.16%	1.16%
10/06/2003	1.16%	1.16%
10/07/2003	1.17%	1.17%
10/08/2003	1.17%	1.17%
10/09/2003	1.16%	1.16%
10/10/2003	1.16%	1.16%
10/11/2003	1.16%	1.16%
10/12/2003	1.16%	1.16%
10/13/2003	1.16%	1.16%
10/14/2003	1.17%	1.17%
10/15/2003	1.20%	1.20%
10/16/2003	1.22%	1.22%
10/17/2003	1.21%	1.21%
10/18/2003	1.21%	1.21%
10/19/2003	1.21%	1.21%
10/20/2003	1.15%	1.15%
10/21/2003	1.14%	1.14%
10/22/2003	1.14%	1.14%
10/23/2003	1.13%	1.13%
10/24/2003	1.14%	1.14%
10/25/2003	1.14%	1.14%
10/26/2003	1.14%	1.14%
10/27/2003	1.19%	1.19%
10/28/2003	1.14%	1.14%
10/29/2003	1.14%	1.14%
10/30/2003	1.13%	1.13%
10/31/2003	1.13%	1.13%

Date	Interest Rate Applied to Borrowings	Interest Rate Applied to Investments
11/01/2003	1.13%	1.13%
11/02/2003	1.13%	1.13%
11/03/2003	1.13%	1.13%
11/04/2003	1.14%	1.14%
11/05/2003	1.13%	1.13%
11/06/2003	1.14%	1.14%
11/07/2003	1.13%	1.13%
11/08/2003	1.13%	1.13%
11/09/2003	1.13%	1.13%
11/10/2003	1.13%	1.13%
11/11/2003	1.13%	1.13%
11/12/2003	1.13%	1.13%
11/13/2003	1.13%	1.13%
11/14/2003	1.13%	1.13%
11/15/2003	1.13%	1.13%
11/16/2003	1.13%	1.13%
11/17/2003	1.14%	1.14%
11/18/2003	1.14%	1.14%
11/19/2003	1.14%	1.14%
11/20/2003	1.15%	1.15%
11/21/2003	1.13%	1.13%
11/22/2003	1.13%	1.13%
11/23/2003	1.13%	1.13%
11/24/2003	1.13%	1.13%
11/25/2003	1.13%	1.13%
11/26/2003	1.14%	1.14%
11/27/2003	1.14%	1.14%
11/28/2003	1.14%	1.14%
11/29/2003	1.14%	1.14%
11/30/2003	1.14%	1.14%

Date	Interest Rate Applied to Borrowings	Interest Rate Applied to Investments
12/01/2003	1.14%	1.14%
12/02/2003	1.14%	1.14%
12/03/2003	1.14%	1.14%
12/04/2003	1.14%	1.14%
12/05/2003	1.13%	1.13%
12/06/2003	1.13%	1.13%
12/07/2003	1.13%	1.13%
12/08/2003	1.12%	1.12%
12/09/2003	1.11%	1.11%
12/10/2003	1.13%	1.13%
12/11/2003	1.11%	1.11%
12/12/2003	1.12%	1.12%
12/13/2003	1.12%	1.12%
12/14/2003	1.12%	1.12%
12/15/2003	1.13%	1.13%
12/16/2003	1.14%	1.14%
12/17/2003	1.14%	1.14%
12/18/2003	1.15%	1.15%
12/19/2003	1.15%	1.15%
12/20/2003	1.15%	1.15%
12/21/2003	1.15%	1.15%
12/22/2003	1.17%	1.17%
12/23/2003	1.20%	1.20%
12/24/2003	1.20%	1.20%
12/25/2003	1.20%	1.20%
12/26/2003	1.23%	1.23%
12/27/2003	1.23%	1.23%
12/28/2003	1.23%	1.23%
12/29/2003	1.21%	1.21%
12/30/2003	1.21%	1.21%
12/31/2003	1.21%	1.21%